EXHIBIT 99.1

Golar LNG Limited - Announcement of filing of Form 20-F Annual Report

HAMILTON, Bermuda, April 30, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") announces that it has filed its Form 20-F for the year ended December 31, 2014 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below.

April 30, 2015
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

2014 Annual Report 20-F http://hugin.info/133076/R/1917941/686212.pdf